Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-197921

American Homes 4 Rent

6.35% Series E Cumulative Redeemable Perpetual Preferred Shares

Issuer:	American Homes 4 Rent (NYSE: AMH) (the “Issuer”)

Securities Offered:	6.35% Series E Cumulative Redeemable Perpetual Preferred Shares (“Series E Preferred Shares”)

Size:	$200,000,000 (8,000,000 shares)

Over-allotment Amount:	$30,000,000 (1,200,000 shares)

Dividend Payments:

Dividends on the Series E Preferred Shares, when, as and if declared by the Board of Trustees (or a duly authorized committee of the Board of Trustees), will accrue or be payable on the liquidation preference amount from the original issue date, on a cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year, commencing on September 30, 2016.

Offering Price / Liquidation Preference:	$25.00

Ratings:	Not Rated

Maturity:	Perpetual (unless the Series E Preferred Shares are redeemed by the Issuer or converted upon a change of control by the holders)

Use of Proceeds:

The Issuer will contribute the net proceeds it receives from the offering to its operating partnership in exchange for 6.35% Series E cumulative redeemable perpetual preferred operating partnership units. The operating partnership intends to use the net proceeds from the offering to repay indebtedness it has incurred or expects to incur under its credit facility, to acquire single-family properties and for general corporate purposes, including repurchases of its securities.

Optional Redemption:

The Issuer may, at its option, redeem the Series E Preferred Shares in whole or in part, from time to time, at any time on or after June 29, 2021 at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption. The Issuer may also redeem the Series E Preferred Shares in limited circumstances relating to maintaining its qualification as a REIT, as described in the preliminary prospectus supplement.

Special Redemption Option upon a Change of Control:

Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may redeem for cash, in whole or in part, the Series E Preferred Shares within 120 days after the date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series E Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series E Preferred Shares in whole or in part) to convert some or all of the Series E Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s Class A common shares per Series E Preferred Share to be converted equal to the lesser of:

(1)                                 the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per Series E Preferred Share, plus (y) any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date by (ii) the Class A Share Price (as defined in the preliminary prospectus supplement); and

(2)           2.6596 shares, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

Voting Rights:	The Series E Preferred Shares will not have voting rights, except as set forth in the preliminary prospectus supplement.

Expected Listing:

The Issuer intends to apply to list the Series E Preferred Shares on the New York Stock Exchange under the symbol “AMHPRE.” If the listing application is approved, the Issuer expects trading of the Series E Preferred Shares to commence within 30 days after initial delivery of the Series E Preferred Shares.

CUSIP / ISIN	02665T 801 / US02665T8018

Trade Date:	June 22, 2016

Settlement:	June 29, 2016 (T +5)

Public Offering Price:	$25.00 per share; $200,000,000 total (or $230,000,000 total if the underwriters exercise their over-allotment option in full)

Gross Spread:	3.15%

Selling Concession:	2.00%

Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Raymond James & Associates, Inc.

Lead Manager:	Jefferies LLC

The securities described above are being offered pursuant to an effective shelf registration statement on Form S-3 (including a prospectus) and a preliminary prospectus supplement filed by the Issuer with the Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering.

Copies of the final prospectus relating to the offering will be filed with the SEC and may be obtained, when available, from Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, or by calling toll-free at 1-800-645-3751, or by emailing wfscustomerservice@wellsfargo.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, or by emailing Dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, or by calling toll-free at 1-866-718-1649, or by emailing prospectus@morganstanley.com; or Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, or by calling toll-free at 1-800-248-8863, or by emailing prospectus@raymondjames.com.

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